May 20, 2009

VIA EDGAR SUBMISSION AND COURIER

Mr. Terence O'Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:       Vitro, S.A.B. de C.V.
Form 20-F for Fiscal Year Ended December 31, 2007

File No. 001-10905

Dear Mr. O'Brien:

On behalf of Vitro, S.A.B. de C.V. ("Vitro" or the "Company"), set forth below are  responses to the comment letter dated May 4, 2009 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "SEC" or the "Commission"), related to Vitro's Form 20-F for the fiscal year ended December 31, 2007 (the "Form 20-F"). This letter is also being filed on EDGAR.  Additionally, five copies of this letter are being delivered to you.

All references in Vitro's response to pages and captioned sections are to the Form 20-F.  Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F.  References to "we", "us" or "our" in the responses set forth below refer in each case to Vitro.

References in this response letter to "pesos" or "Ps." are to the lawful currency of Mexico. References to "U.S. dollars," "dollars" or "$" are to dollars of the United States of America. As of December 31, 2007, the exchange rate used in preparing our consolidated financial statements was 10.8662 pesos per U.S. dollar.

For convenience, we have included the SEC staff's comments in italics below followed by Vitro's response.  Vitro believes that it has replied to the SEC staff's comments in the Comment Letter in full.

General

1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  The company is responsible for the adequacy and accuracy of the disclosure in their filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The company may no assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

In connection with our response to the SEC staff's comments dated May 4, 2009 and any subsequent responses, the Company acknowledges that:

(i) We are responsible for the adequacy and accuracy of the disclosure in its filings;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With respect to the comment letters we received from the staff relating to derivative financial instruments, we believe that we have fairly disclosed relevant information regarding our derivative financial instruments in our 2007 Form 20-F, and also made timely disclosure during 2008 as events occurred that led to us to recognize for such purposes losses on our open positions in these financial instruments in October 2008. We have in good faith included the disclosures regarding potential risks in our 2007 Form 20-F that we believed, at the time of filing, were reasonably likely to occur.

Item 5. Operating and Financial Review and Prospects

1. We understand that your substantial 2008 derivatives losses and resulting debt defaults are primarily attributable to a material decline in natural gas prices. It does not appear that a material exposure to such price declines was clearly disclosed in the form 20-F filed June 27, 2008. Your response to our February 20, 2009 comment letter indicates that you have already addressed your disclosure requirements via existing disclosures in the 20-F. However, we have read the eight disclosure excerpts referenced in your letter and are unable to locate a disclosure that clearly informs readers about the potential adverse impact of a decline in natural gas prices. Given your disclosures on pages 4, 39, and 107, which all highlight the adverse impact of natural gas price increases, it is not clear how a reader could fully understand that a natural gas price decrease could adversely impact your operating results and liquidity. Please clarify for us how the disclosures in your 20-F informed readers about the potential adverse impact of falling natural gas prices. In this regard we note the guidance in Item 5.D. of the form instructions.

With respect to the staff's comment we believed that at the filing date of our 2007 Form 20-F, we were effectively managing the volatility of natural gas prices as it related to our operations. The Derivative Financial Instruments ("DFIs") were entered into in order to attempt to limit the Company's exposure to increases in natural gas prices. Therefore, as natural gas prices increased the DFI instruments would have reflected gains for us. On the other hand, a decrease in the price of natural gas would have had an adverse effect on the fair value of the DFIs. At the time however, given the market trends and the forecasts we received from commodities experts we did not believe that these events were reasonably likely to occur such that they would impact us in a material way.

We appreciate the staff's comment and will include additional information regarding the potential risks to our business of increases and decreases in the price of natural gas in our upcoming 2008 Form 20-F we will file in June 2009.

2. You refer to page 39 of Item 5 where you have discussed the fact that increases in the price of certain raw materials, particularly natural gas, continues to negatively affect your cost of goods sold. This disclosure about the correlation between the price of natural gas and your cost of goods sold clearly implies that a material decline in natural gas prices would have the beneficial impact of substantially reducing your cost of goods sold expense. Please clarify for us why this positive impact realized in 2008 did not offset the adverse impact on your derivative portfolio.

With regards to the staff's comment we would like to clarify that a material decline in natural gas prices would have the beneficial impact of substantially reducing our cost of goods sold. However, the benefits to our cost of sales would be realized over a period of time, whereas the effect for the DFIs is recorded immediately in our financial result by means of the mark to market valuations. Given the high volatility experienced in the third quarter of 2008, the mark to market valuation grew negatively out of proportion leading to significant margin calls that affected our liquidity and as a result we decided to unwind our DFIs positions at the present value of the mark to market valuations. Additionally, our DFI contracts were not structured to mirror the benefits over time that we would realize from a decline in natural gas prices.

In the future we will clarify whether our DFIs not only protect us against increases in the price of natural gas but also against decreases and to what extent.

3. You state in your letter that your derivative losses in 2005-2007 were precipitated by decreases in natural gas prices. The $20 million loss in 2007 comprised 21% of operating income after financing result and 166% of net income. The $30 million loss in 2006 comprised 188% of operating income after financing result and 125% of net income. The $30 million loss in 2006 substantially exceeded the $2 million loss in 2005 and caused total financing cost to exceed operating income for the first time since 2003. The impact appears similarly material to the US GAAP financial statements presented on page F-63. Item 5.A of the form instructions requires disclosure of significant factors that materially impact income from operations. Section 501.04 of the Financial Reporting Codification requires a disclosure that analyzes the causes of material changes from year-to-year in financial statement line items to the extent necessary to an understanding of the registrant's businesses as a whole. In Release No, 33-7386, the Commission reiterated that material risks and uncertainties caused by market risk factors must be discussed in MD&A. Given that falling natural gas prices had a material impact on specific financial statement line items and impacted the year-to-year comparison of your earnings measures, it is unclear why the impact of falling natural gas prices on historical operating results was not disclosed. Please clarify for us how your existing disclosures comply with the guidance referenced herein.

With respect to the staff's comment, we analyze our historical materiality based on our income from operations and EBITDA as discussed further below. To evaluate the materiality of the impact of o DFIs, we also considered the offsetting impact these instruments have, such as the benefits that a lower natural gas prices have on our COGS. Therefore, we did not believe such impacts were historically material according to how management and investors evaluate our business.

We analyzed the historical impact of our derivative financial instruments on the Company's operating income as follows (amounts in millions of US dollars):

Additionally, on a quarterly basis we publicly discuss our results from operations with analysts and investors who consistently focus on our EBITDA calculated in accordance with MFRS. We believe that, although not being a GAAP measure, EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not directly related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. We regularly disclose that for managing our business, we rely on EBITDA as a means of assessing our operating performance. The historical impact of our derivative financial instruments on our EBITDA was as follows (amounts in millions of US dollars):

We appreciate the staff's comment and will continue to evaluate the impacts of increases and decreases in natural gas prices on our operating results and will include relevant disclosures as applicable in our upcoming 2008 Form 20-F we will file in June 2009.

4. In your recently completed sensitivity analysis, you use a 19% volatility rate for natural gas prices to demonstrate that the natural gas derivative positions did not represent a known risk reasonably likely to materially affect the Company. Please clarify for us why this assumption would have been used by the preparers of the form 20-F given that natural gas prices increased 129% and 84%, respectively, between July 25, 2007 and June 25, 2008, and between December 26, 2007 and June 25, 2008.

With regards to the staff's comment we believe that volatility is the appropriate input to utilize when performing a sensitivity analysis. For our sensitivity analysis we used volatility instead of the percentage price increase of natural gas, as volatility is one of the inputs used in the Black-Scholes model (BS) to determine the fair value of an option.

In our sensitivity analysis we used 19% as this was the historical volatility of the Natural Gas Future NGK9 from January 1, 2007 to December 31, 2007. We chose this particular contract because it was the volatility of the most recent natural gas DFI contracts entered into at the time of our filing

5. Please clarify for us how your "adverse scenario" $36.48 million loss calculation supports your position that disclosure of the potential impact of falling natural gas prices, as a material uncertainty, was not required in the 20-F. Given the size of your derivative portfolio, and the material impact of derivative losses on historical operating results, and the tremendous volatility of natural gas prices in the 12 months prior to filing of the 20-F, it remains unclear how management could conclude that a decline in natural gas prices was not reasonably likely to occur, and that a decline in natural gas prices would have an immaterial impact on financial condition and results of operations. See Section 501.02 of the Financial Reporting Codification.

With respect to the staff's comment, we noted that given the volatility that existed in 2007 the worst case scenario we expected on our operating income and EBITDA would have been as follows (amounts in US dollars):

To evaluate the materiality of the impact of the DFIs, we also considered the offsetting impact these instruments have, such as the benefits that natural gas prices have on our COGS.

At the time however, given the market trends and the expectations we received from the commodities experts we did not believe that these events were reasonably likely to occur such that they would impact us in a material way.

We appreciate the staff's comment and will include relevant information regarding not only the risks to our business of increases in the price of natural gas as well as potential decreases in our upcoming 2008 Form 20-F we will file in June 2009.

6. You indicate that the derivative contracts that resulted in the losses were contracts entered into after June 27, 2008, when the Form 20-F was filed. Your response does not indicate that the derivatives entered into after June 27, 2008 were materially different from the ones entered into prior to that date, nor does your response indicate that the risk exposures of the post-June 27, 2008 derivative portfolio was materially different. In this regard, we note that the tables of favorable and unfavorable exposures at December 31, 2007 and at September 30, 2008 both show an unfavorable impact from falling natural gas prices. We further note that falling natural gas prices caused losses in your derivatives portfolio in 2006 and 2007. Please provide us with an analysis contrasting all of your natural gas contracts outstanding in June 2008 to the contracts entered into after June 27, 2008. The analysis should fully describe each contract (i.e. when acquired, expiration date, price/quantity terms, and business purpose). The analysis should clearly indicate whether a decrease in natural gas prices would cause a gain or a loss on the contract. Please also identify the specific contracts that caused the $227 million loss reported in your October 10, 2008 form 6-K.

With respect to the staff's comment, the following table compares the natural gas derivative instruments held prior and after June 2008, date in which, due to the rapidly rising gas prices, the contracts in which we entered into were materially different, both, in characteristics and in notional amounts. The materially different derivative portfolio produced an increase in the natural gas DFIs losses from $35 million to $156 million. Additionally, we confirm that all our natural gas DFIs were entered into in order to protect us against increases in the price of natural gas as discussed further in our response to comment #7.

The contracts that comprise the $227 million loss reported in our Form 6-K filed October 10, 2008 included natural gas DFIs ($156 million), exchange rate DFIs ($37 million), and interest rate DFIs ($34 million).

7. Your Item 11 disclosure on pages 107-108 state that you enter into derivative agreements in order to protect yourself from "the volatility of natural gas prices". Please quantify for us the portion of the derivatives listed on page 108 that were designed to protect you from the impact of falling natural gas prices and please explain the manner in which that would be accomplished.

As discussed in our previous response to comment #1, our derivative contracts were entered into with the purpose of protecting us from increases in the price of natural gas and were not structured to protect us from falling natural gas prices. We did not enter into DFIs to protect us from decreases in natural gas prices as our operations benefit from decreases in the price of natural gas by reducing costs of goods sold.

In the future we will clarify whether our natural gas DFIs are intended to protect us against increases or decreases in the price of natural gas.

8. The instructions to Item 11(a)(I)(i) of the form instructions state that pricing data be included in the disclosure of contract terms for market risk sensitive instruments, Please clarify for us how the existing disclosure concerning natural gas derivative instruments complies with the form instructions.

In our disclosure of contract terms we included information covering the notional amounts, the period covered, and the fair value of our natural gas DFIs, segregated by type of instrument. We did not include disclosures of our specific hedging prices as they include information that affect our price determination strategy, which we believe is sensitive information and would put us at a significant disadvantage with our competitors.

In addition, we regularly perform a peer analysis of the disclosure of contract terms information by other public companies within our industry, and believe that we provided more information in the 2007 20-F than the other companies have historically included in their annual reports.

9. Please clarify for us where the potential impact of your derivative contracts on the cross-default provisions of your debt agreements was disclosed. In this regard, see Section 501.02 of the Financial Reporting Codification.

With respect to the staff's comment as to Section 501.02 of the Financial Reporting Codification, we did not expect that such events of default were reasonable likely to occur at the time we filed our 2007 Form 20-F. In accordance with the instructions to Form 20-F, we complied with Item 13 (Defaults, Dividends Arrearages and Delinquencies), and described our compliance with covenants under the indentures.

We appreciate the staff's comment and if there are situations in the future where we believe it is reasonably likely that we will be in default of our covenants, we will include additional disclosures regarding such potential risks.

As you know, the Company is involved in litigation regarding its DFIs with all of its counterparties, except for Cargill, Inc., nothing set forth in this response shall be construed in a manner that is contradictory with the initial pleadings, responses and affirmative defenses raised by the Company and the other defendants in such judicial proceedings or any other and we reiterate our letter to you dated April 29, 2009, in its entirety. All of the Company's rights thereto are hereby expressly reserved.

We trust this letter fully responds to each of your comments, and provides a satisfactory explanation of our belief that it is not necessary to file an amendment to our 2007 Form 20-F.  If the staff continues to believe that our position is not appropriate, we would appreciate the opportunity to discuss these comments with you as well as respond to any further questions that you may have.  If you have any questions that I may answer, please contact me at (212) 530-5530.

Very truly yours,

 /s/ Howard Kelberg

      Howard Kelberg

cc:        Securities and Exchange Commission:

Melissa N. Rocha

Al Pavot

            Vitro, S.A.B. de C.V.:

            Claudio Luis Del Valle Cabello

            Alejandro F. Sanchez Mujica

            Deloitte & Touche:

            Jorge Alberto Villarreal

            William Biese

            Marshall Diaz

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/ 1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.BR>
BBy  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: May 20, 2009